Exhibit 99.1

Pharvaris Announces Annual Meeting of Shareholders

Zug, Switzerland, June 11, 2021 – Pharvaris (Nasdaq: PHVS), a clinical-stage company focused on the development and commercialization of novel oral bradykinin-B2-receptor antagonists for the treatment of hereditary angioedema (HAE) and other bradykinin-B2-receptor-mediated indications, today announced the annual general meeting of shareholders will take place on Tuesday, June 29, 2021 at 1:00 p.m. CEST (7:00 a.m. EDT).

All relevant documents and information relating to the annual general meeting, including the notice and agenda for the annual general meeting, are or will be made available in the “Investors” section of Pharvaris’ website under “Events & Presentations”. The documents will also be made available on the SEC’s website at www.sec.gov. Shareholders who wish to attend the meeting should register as described in the notice and agenda for the annual general meeting.

About Pharvaris

Pharvaris is a clinical-stage company focused on bringing oral bradykinin-B2-receptor antagonists to patients. By targeting this clinically proven therapeutic target with novel small molecules, the Pharvaris team is advancing new alternatives to injected therapies for all sub-types of HAE and other bradykinin-mediated diseases. The Company brings together executives with a breadth of expertise across pharmaceutical development and rare disorders, including HAE. For more information, visit https://pharvaris.com/.

Investor Contact

Sarah McCabe

Stern Investor Relations, Inc.

+1-212-362-1200

sarah.mccabe@sternir.com

Media Contact

Maggie Beller

Russo Partners, LLC

+1-646-942-5631

maggie.beller@russopartnersllc.com